Exhibit 99.43

Franco-Nevada	TSX:FNV
www.franco-nevada.com

Press Release

Second Quarter Ended June 30, 2010

FOR RELEASE: August 11, 2010

Franco-Nevada Reports Record Royalty Revenue and Free Cash Flow for Second Quarter of 2010

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-looking Information” at the end of this press release.

Quarterly Highlights for Q2 2010 (US dollars unless otherwise noted)

•                  Royalty Revenue(1) of $45.2 million, up 37% year over year.

•                  Free Cash Flow(2) of $40.2 million (or $0.35 per share) representing a margin of 89% of Royalty Revenue.

•                  Adjusted Net Income(3) of $10.7 million (or $0.09 per share).

•                  Quarterly net income of $27.6 million (or $0.24 per share).

•                  Royalty Revenue(1) was earned 71% from precious metals and 94% in North America.

•                  Working capital of $622 million with no hedges or debt.

TORONTO, August 11, 2010 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three and six months ended June 30, 2010. All figures are in US dollars unless otherwise noted. The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com.

Selected Quarterly Financial Information:

(Millions of US dollars except per share amounts)

	Three months ended		Six months ended
	Q2	Q2	Q2	Q2
	2010	2009	2010	2009
Royalty Revenue(1)	$45.2	$32.9	$87.0	$62.1
Total revenue(4)	67.1	45.1	104.9	78.2
Net income	27.6	25.1	35.3	28.9
Basic earnings per share	$0.24	$0.25	$0.31	$0.29

Free Cash Flow(2)	$40.2	$27.9	$77.3	$52.8
Free Cash Flow(2) per share	0.35	0.27	0.68	0.52
Adjusted Net Income(3)	10.7	1.5	19.3	2.0
Adjusted Net Income(3) per share	$0.09	$0.02	$0.17	$0.02

	As at	As at
	June 30,	December 31,
	2010	2009
Working capital	$622.0	$530.7
Total assets	2,095.3	2,020.9
Total shareholders’ equity	$1,985.9	$1,930.3

(1)

Royalty Revenue is defined by the Company as cash received or receivable from operating royalty assets earned during the period. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(2)

Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(3)

Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(4)	Includes changes in fair value of derivative assets.

Revenues

Key aspects of the Company’s revenue for the second quarter of 2010 are as follows:

•                  Royalty Revenue(1) was $45.2 million in the second quarter of 2010 compared with $32.9 million for the second quarter of 2009. Royalty Revenue(1) for the six months ended June 30, 2010 was $87.0 million compared with $62.1 million for the six months ended June 30, 2009.

•                  Royalty Revenue(1) was considerably stronger in the quarter due to the contributions from Palmarejo, an asset acquired in January 2009 which began contributing to revenue in July 2009, oil and gas interests due to higher average prices, as well as increased revenue from Holloway and Stillwater.

•                  Royalty Revenue(1) for the second quarter was earned 71% from precious metal assets (64% gold and 7% PGMs), 26% from oil and gas (21% oil and 5% gas) and 3% from other mineral assets.

•                  94% of Royalty Revenue(1) in the quarter came from North America (43% US, 28% Canada and 23% Mexico).

Costs, Expenses, Taxes and Capital

An advantage of Franco-Nevada’s royalty portfolio is that it requires relatively limited capital and incurs only minor direct operating costs. Costs of operations were $1.8 million and $3.4 million for the three and six months ended June 30, 2010 compared with $1.8 million and $3.2 million for the three and six months ended June 30, 2009. The increase in these costs of 2% and 7%, respectively, was due to higher taxes associated with Royalty Revenue which increased by 37% and 40%, respectively, in the same periods.

General and administrative costs remained flat for the quarter and first half of 2010 when compared to the same periods of 2009, with G&A expenses of $2.9 million and $5.6 million incurred in the three and six months ended June 30, 2010, compared to $2.9 million and $5.6 million for the three and six months ended June 30, 2009. Business development costs were $0.3 million and $0.9 million, respectively, for the quarter six months ended June 30, 2010.

Net Income

Net income for the quarter was $27.6 million which included gains on the sale of investments of $5.7 million, foreign exchange losses of $4.5 million and fair value gains of $21.8 million associated with royalty interests accounted for as derivative instruments.

Net income for the six months ended June 30, 2010 was $35.3 million which included $22.0 million in gains on sale of investments, $19.7 million in foreign exchange losses and $17.8 million in fair value gains associated with royalty interests accounted for as derivative instruments.

Adjusted Net Income(3) for the quarter was $10.7 million, or $0.09 per share, compared with $1.5 million, or $0.02 per share, for the same period of the prior year. Adjusted Net Income(3) for the six months ended June 30, 2010 was $19.3 million, or $0.17 per share, compared with $2.0 million, or $0.02 per share, for the six months ended June 30, 2009.

The Company believes the best measures of its business and performance are Royalty Revenue(1) and Free Cash Flow(2). Free Cash Flow(2) was $40.2 million ($0.35 per share) for the second quarter of 2010, representing a margin of 89% of Royalty Revenue(1).

Our definitions of these non-GAAP financial measures and the reconciliations to GAAP measures can be found in the Company’s Interim Management’s Discussion and Analysis and at the end of this press release.

Balance Sheet and Capital Structure

At June 30, 2010, Franco-Nevada had a very strong financial position with no debt or hedges, working capital of $622 million, and marketable securities valued at $32.1 million. In addition, the Company has an undrawn $175 million revolving term credit facility available. The marketable securities are held in highly liquid investments.

As at August 11, 2010, Franco-Nevada has 114.1 million common shares, 11.5 million warrants, 2.7 million options and 0.4 million other dilutive instruments outstanding.

Royalty Interest Transactions

•                  Prosperity Gold Stream  – On May 12, 2010, Franco-Nevada acquired a 22% interest in the gold produced at the Prosperity copper-gold project from Taseko Mines Limited (“Taseko”) for $350 million payable pro rata with other financing for the project once the project is fully permitted and financed, and will grant Taseko two million of its 2017 warrants. In addition, Franco- Nevada will pay Taseko the lower of US$400 an ounce (subject to an adjustment for inflation) or the prevailing market price for each ounce of gold delivered.

•                  White Pine Royalty  – On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1%–5% sliding-scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation.

Dividend Declaration

In July 2010, the Company began the payment of monthly dividends of C$0.025 per share. Today, the Board of Directors of Franco-Nevada declared the monthly dividends of C$0.025 per share for each of September, October and November 2010. The September dividend will be paid on September 29, 2010 to shareholders of record on September 16, 2010, the October dividend will be paid on October 28, 2010 to shareholders of record on October 14, 2010 and the November dividend will be paid on November 25, 2010 to shareholders of record on November 11, 2010.

Recent Highlights

•                  Palmarejo – Franco-Nevada realized $9.9 million and $18.9 million, respectively, in cash receipts from Palmarejo in the three and six months ended June 30, 2010. For 2010, the Company anticipates a significant increase in Royalty Revenue from Palmarejo compared to 2009 as the Company will receive a full-year of royalty payments in 2010 compared with only seven months in 2009. Coeur d’Alene Mines Corporation’s production guidance for 2010 for Palmarejo is approximately 109,000 ounces of gold.Franco-Nevada holds a 50% gold royalty stream on Palmarejo.

•                  Gold Quarry – Revenue from Gold Quarry was lower than the corresponding quarter in 2009 due to a pit wall failure near the end of 2009 which has delayed production. However, due to minimum royalty payments associated with the royalty, Franco- Nevada expects to be paid for approximately 16,600 ounces of gold in 2010, much of which will be recognized in the fourth quarter.

•                  Goldstrike – The Company expects Goldstrike to be a greater contributor to Royalty Revenue in the second half of 2010 as waste stripping activities are completed and production moves onto ground covered by the Company’s royalties.

•                  Tasiast – On August 2, 2010, Kinross Gold Corporation announced their intention to acquire Red Back Mining under a plan of arrangement. The bid implies a fully diluted market capitalization of $7.8 billion for Red Back. Kinross plans to expand and accelerate drill programs at Tasiast with the intent of completing a pre-feasibility study in H1 2011 for a potential expansion of operations. Franco-Nevada’s 2% NSR is payable after 600,000 ounces of gold has been produced from the property which the Company expects to occur in 2011.

•                  Holloway/Holt – St Andrew Goldfields announced an internal resource estimate of 140,000 ounces of gold for the recently discovered Smoke Deep zone at the Holloway mine, and plans to commence underground exploration development by extending a ramp from the Lightning zone to the Smoke Deep zone. St Andrew Goldfields restarted the Holloway mine in late 2009 and is also planning to commence pre-production activities at the Holt mine in the second half of 2010. Franco-Nevada holds sliding scale NSR royalties on both mines.

•                  Detour Lake – Detour Gold announced a positive feasibility study in May 2010 for a large-scale mining operation at Detour Lake that would produce approximately 649,000 ounces of gold annually over a 16 year mine life. With 11.4 million ounces of gold in reserves, Detour Lake is one of Canada’s largest undeveloped gold projects and Franco-Nevada has a 2% NSR royalty. In July, Detour completed a bought deal financing for C$282 million to advance the project.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com. Management will host a conference call on Thursday, August 12, 2010 at 10:00am Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Q2 2010 Results.

•                  Conference Call Replay: A recording will be available until August 19, 2010 at the following numbers:

- Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 87533340.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

The Company expects to issue its third quarter results on or around November 11, 2010.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-GAAP Measures

Royalty Revenue, Free Cash-Flow and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently. For a reconciliation of these measures to various Canadian GAAP measures, please see the Company’s current interim MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

Reconciliation of Non-GAAP Measures

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(Expressed in millions of US dollars except per share amounts)	2010	2009	2010	2009
Royalty Revenue
Total Revenue	$67.1	$45.1	$104.9	$78.2
Loss (gain) in fair value of royalties accounted for as derivative assets	(21.8)	(12.0)	(17.8)	(15.6)
Dividends	(0.1)	(0.2)	(0.1)	(0.5)
Royalty Revenue	$45.2	$32.9	$87.0	$62.1

Free Cash Flow
Operating income	$35.2	$15.2	$46.9	$19.8
Depletion and depreciation	25.5	23.5	45.7	46.5
Stock-based compensation	1.3	1.0	2.4	1.9
Write-downs on investments	—	0.2	—	0.2
Loss (gain) in fair value of royalties accounted for as derivative assets	(21.8)	(12.0)	(17.7)	(15.6)
Free Cash Flow	40.2	27.9	77.3	52.8
Margin (Free Cash Flow as a % of Royalty Revenue)	89%	85%	89%	85%
Basic Weighted Average Shares Outstanding	114.0	102.1	113.9	100.8
Free Cash Flow per share	$0.35	$0.27	$0.68	$0.52

Adjusted Net Income
Net income	$27.6	$25.1	$35.3	$28.9
Foreign exchange loss (gain), net of income tax	3.3	(15.2)	15.3	(16.0)
Write-down on investments, net of income tax	—	0.2	—	0.2
(Gain) loss on sale of investments, net of income tax	(4.9)	—	(18.8)	0.2
Loss (gain) in fair value of royalties accounted for as derivative assets, net of income tax	(15.3)	(8.6)	(12.5)	(11.3)
Adjusted Net Income	$10.7	$1.5	$19.3	$2.0
Adjusted Net Income per share	$0.09	$0.02	$0.17	$0.02